Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Reynolds American Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Reynolds American Inc. of our reports dated February 12, 2013, with respect to the consolidated balance sheets of Reynolds American Inc. and subsidiaries as of December 31, 2012 and 2011, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 Annual Report on Form 10-K of Reynolds American Inc.

/s/ KPMG LLP

Greensboro, North Carolina

February 12, 2013